

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2023

David Fischel
Chief Executive Officer
Stereotaxis, Inc.
710 North Tucker Boulevard, Suite 110
St. Louis, Missouri 63101

Re: Stereotaxis, Inc.
Registration Statement on Form S-3
Filed May 19, 2023
File No. 333-272101

Dear David Fischel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Robert J. Endicott, Esq.